Exhibit 99.1

TransAlta Reports Solid Second Quarter 2020 Results

CALGARY, AB, July 31, 2020 /CNW/ -

Second Quarter 2020 Highlights

  Comparable EBITDA of $217 million in line with 2019
  Free cash flow ("FCF") of $91 million or $0.33 per share, a 94% increase on a per share basis compared to $49 million or $0.17 per share of FCF for the same period in 2019
  Adjusted availability was 90.7% compared to 83.8% for the same period in 2019
  Completed the acquisition of a 29 MW contracted cogeneration facility located in Michigan ("Ada") for a purchase price of approximately US$27 million
  Entered into a sale agreement for the sale of the Pioneer Pipeline to Nova Gas Transmission Ltd. ("NGTL") for a net purchase price of approximately $128 million (the "Pioneer Transaction")

Year-to-date 2020 Financial and Operating Highlights

  FCF of $200 million or $0.72 per share compared to $144 million or $0.51 per share, a 41% increase to 2019 on a per share basis
  Returned $21 million of capital to shareholders in the first six months through the repurchase and cancellation of 2,849,400 common shares at an average price of $7.51 per share through our normal course issuer bid ("NCIB") program
  Received regulatory approval from the Alberta Utilities Commission ("AUC") for the repowering of Sundance Unit 5 and Keephills Unit 1 into combined cycle units
  Continued construction on the Windrise Wind Project in April and expect to fully commission the project in the second half of 2021
  Completed the second phase of our back-to-office business continuity plan in response to the COVID-19 pandemic, which ensured continued essential services to our customers and communities, while safeguarding the health and safety of our employees

Subsequent Events

  Provided notice to retire currently mothballed coal-fired Sundance Unit 3 effective July 31, 2020
  Issued full notice to proceed on Keephills Unit 3 for coal-to-gas boiler conversions to be completed in 2021
  Mr. Robert Flexon to resign from the Board effective August 1, 2020 due to his new role as Chair of PG&E Corporation

TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) today reported its second quarter 2020 financial results, with comparable EBITDA(1) of $217 million compared to $215 million in the same period of 2019. EBITDA for the six months ended June, 30, 2020, was $437 million, in line with the same period last year. Funds from operations ("FFO")(1,2) for the three and six months ended June 30, 2020, increased approximately 3% and 2% to $159 million for the quarter compared to $155 million in 2019 and $331 million year-to-date as compared to $324 million in 2019.

FCF(1), one of the Company's key financial metrics, totaled $91 million and $200 million for the three and six months ended June 30, 2020, an increase of $42 million and $56 million respectively. Year-to-date, the Company has generated FCF of $0.72 per share, a 41% increase compared to 2019.

"Second quarter results are in line with our expectations and continue to show strong EBITDA and free cash flow generation from our diversified fleet. With the support of our back-to-office protocols, we continue to deliver the essential power to meet the demands of our communities and our customers," said Dawn Farrell, President and Chief Executive Officer. "These results demonstrate the strength of our operations, hedging and energy marketing capabilities, as well as our people."

"We also expanded our cogeneration fleet with the acquisition of our Ada cogeneration facility into our portfolio and welcomed Consumers Energy and Amway as new customers. We are excited to mark our first cogeneration facility in the United States and we look forward to building on this U.S. toehold as we further progress our on-site generation strategy into the region."

"I'd like to thank all of our front-line employees, contractors and their families whose exceptional efforts keep up the strong operational performance of the Company in the face of these challenging times," added Mrs. Farrell.

Comparable EBITDA for the three and six months ended June 30, 2020, were consistent with the same periods in 2019. This was driven by full period operations of the Big Level and Antrim facilities in the Company's Wind and Solar segment, superior performance from the Energy Marketing segment, favourable gross margins from the U.S. Coal segment, and favourable gains resulting from equity hedge settlements and lower expenses in the Corporate segment. This favourable performance was offset by anticipated weaker margins in the Canadian Coal, Hydro and North American Gas segments resulting from weaker prices in both the Alberta market and the Ontario power markets due to lower market demand and the impact of COVID-19. The Canadian Coal comparable EBITDA in the quarter and year-to-date also declined due to recognition of a $7 million provision adjustment for out-of-period line losses relating to the Alberta Electric System Operator ("AESO") Line Loss Rule proceeding.

Operations, maintenance and administration ("OM&A") expense for the three and six months ended June 30, 2020, decreased by $18 million and increased by $6 million, respectively, compared to the same periods in 2019. Variability caused by the total return swap resulted in a decrease of $7 million and an increase of $17 million for the three month and six months ended June 30, 2020, respectively. Excluding the impact of the total return swap, OM&A decreased by $11 million in both periods, due to tighter cost controls, lower labour costs across multiple segments and lower legal fees.

FCF totaled $91 million and $200 million for the three and six months ended June 30, 2020, respectively. FCF for the three and six months ended June 30, 2020 increased by $42 million and $56 million, respectively, compared to the same periods in 2019. The increase was driven primarily by strong segmented cash flows, realized foreign exchange gains, lower sustaining capital expenditures and lower distributions paid to subsidiaries' non-controlling interests. Segmented cash flows generated by the business are $47 million and $48 million dollars higher for the second quarter and year-to-date periods in 2020, respectively, compared with 2019, due to higher performance in our U.S. Coal, North American Gas, Wind and Solar and Energy Marketing segments that more than offset lower results in the Canadian Coal and Hydro segments.

Clean Energy Investment Program

Coal-to-Gas
TransAlta's growth construction programs are underway and progressing forward under its business continuity health measures. The Company is on-track to complete the conversion of Sundance Unit 6 during the second half of 2020. The Company continues to advance conversion of its Keephills Unit 2 and Unit 3 planned for 2021 and has issued full notice to proceed for both units. We are on-track to issue full notice to proceed in 2021 for Sundance Unit 5, with an expected commercial operation date in 2023.

In furtherance of the coal-to-gas fuel supply needs, TransAlta entered into long-term natural gas delivery transportation agreements with NGTL, bringing the cumulative total of new and existing pipeline transportation service to the Company's generating facilities up to 400 terajoules ("TJ") per day by 2023. TransAlta's current commitments, including its 139 TJ/day supply arrangement with Tidewater Midstream and Infrastructure Ltd., will remain in place until the closing of the Pioneer Transaction. The Pioneer Transaction is subject to customary regulatory approvals, which are currently expected in the second half of 2021.

Sundance 3
On July 22, 2020, the Company announced that it gave notice to the AESO of its intention to retire the currently mothballed coal-fired Sundance Unit 3 effective July 31, 2020. The retirement decision was largely driven by TransAlta's assessment of future market conditions, the age and condition of the unit and the ability to supply energy and capacity from our generation portfolio in Alberta. This decision advances our transition to 100 per cent clean electricity by 2025. An asset impairment of approximately $69 million ($52 million after-tax) will be recorded in the third quarter of 2020.

Windcharger Battery Storage
Construction for Windcharger, Alberta's first battery storage project, is in its final stages and will achieve its commercial operations date in August 2020.

Windrise Wind
Construction activities on the Windrise Wind Project continues to advance with all appropriate procedures in place to protect the construction team during the COVID-19 pandemic. The construction schedule has been modified to reflect a COVID-19-related delay in the delivery of the wind turbine components and the Company plans to complete construction and commissioning in second half of 2021.

Kaybob Cogeneration
The Company continues to advance the Kaybob Cogeneration Project with commercial operations scheduled to commence in the second half of 2021; however, the Company continues to monitor COVID-19 and market conditions to determine if any adjustments to plans are necessary. During the first half of 2020, TransAlta executed agreements for the purchase of the reciprocating engine generator, generator step up transformers, electrical building and switchgear. The project secured a municipal development permit in March 2020 and Alberta Energy Regulator permit approval in early April 2020.

Board of Director Changes
On July 30, 2020, Mr. Robert Flexon delivered his resignation from the Board, which is to be effective August 1, 2020. Mr. Flexon recently assumed the role of Chair of the Board of Directors of PG&E Corporation ("PG&E") and is resigning from the Board due only to the potential for perceived conflicts of interests between PG&E and the Company. Mr. Flexon has provided valuable insight during his time on the Board, which included acting as the inaugural chair of the Investment Performance Committee of the Board.

COVID-19 Response Update
The Company formally implemented its business continuity plan on March 9, 2020, which focused on ensuring that: (i) employees that could work remotely did so; and (ii) employees that operate and maintain our facilities, and who were not able to work remotely, were able to work safely and in a manner that ensured they remained healthy. During the second quarter of 2020, the Company began a staggered approach to bring employees that were working remotely back to the office. All of TransAlta's offices and sites follow strict health screening and social distancing protocols with personal protective equipment readily available. Further, TransAlta maintains travel bans aligned to local jurisdictional guidance, enhanced cleaning procedures, revised work schedules, contingent work teams and the reorganization of processes and procedures to limit contact with other employees and contractors on-site.

While the Company's results have been impacted by price and demand as a result of COVID-19, all of the Company's facilities remain fully operational and capable of meeting its customers' needs. The Company has modified its operating procedures and implemented safety protocols that are allowing all office employees to now return to sites across the fleet by end of July.  The Company continues to work and serve all of its customers and counterparties under the terms of the relevant contracts. TransAlta has not experienced interruptions to service requirements. Electricity and steam supply continue to remain a critical service requirement to all of the Company's customers and have been deemed an essential service in all of the jurisdictions in which TransAlta operates.

The Company continues to maintain a strong financial position in part due to its long-term contracts and hedged positions. The Company is scheduled to receive $400 million from the second tranche of financing from the Brookfield investment in the fourth quarter of 2020 and has access to additional capital through potential project financing of existing assets that are currently unencumbered. The Company currently has access to $1.6 billion in liquidity including $257 million in cash and has sufficient liquidity to meet the upcoming debt maturity due November 2020 and growth construction requirements. The next major debt repayment is scheduled for November 2022.

In addition, the Company has approximately 75 per cent of its Alberta thermal baseload merchant generation hedged at approximately $53 per MWh for the remainder of 2020.

Second Quarter 2020 Segmented Review Comparable EBITDA (in CAD$ millions)	3 Months Ended		6 Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Canadian Coal	30	66	74	129
U.S. Coal	27	19	60	9
North American Gas	27	31	56	61
Australian Gas	29	31	59	61
Wind and Solar	61	47	135	116
Hydro	29	37	55	64
Energy Marketing	28	13	41	32
Corporate	(14)	(29)	(43)	(36)
Total Comparable EBITDA(2)	217	215	437	436

  Canadian Coal: Comparable EBITDA for the three and six months ended June 30, 2020, decreased $36 million and $55 million, respectively, compared to the same periods in 2019. This largely reflects the weaker power demand conditions driving lower Alberta wholesale power prices and resulting in lower merchant production as well as the increase to the transmission line loss provision.
  U.S. Coal: Comparable EBITDA returned to normalized levels in 2020 and for the three months ended June 30, 2020, increased by $8 million compared to the same period in 2019, primarily due to low priced power purchases and favourable foreign exchange rates. For the six months ended June 30, 2020, comparable EBITDA increased by $51 million compared to the same period in 2019, primarily due to the impacts of an isolated and extreme pricing event in March 2019 during which Centralia was unable to commit one of its units to physical production for day-ahead supply due to an unplanned forced outage repair. In addition, comparable EBITDA in the first half of 2020 benefited from low-priced power purchases and the strengthening of the U.S. dollar relative to the Canadian dollar.
  North American Gas: Comparable EBITDA for the three and six months ended June 30, 2020, decreased by $4 million and $5 million, respectively, compared with the same periods in 2019, due to lower power prices in Alberta and Ontario.
  Australian Gas: Comparable EBITDA for the three and six months ended June 30, 2020, decreased by $2 million for both periods compared with the same periods in 2019, mainly due to the weakening of the Australian dollar relative to the Canadian dollar.
  Wind and Solar: Comparable EBITDA for the three and six months ended June 30, 2020, increased by $14 million and $19 million, respectively, compared with the same periods in 2019, primarily due to higher production related to the Big Level and Antrim wind facilities, which were commissioned in December of 2019, partially offset by insurance proceeds received in 2019.
  Hydro: Comparable EBITDA for the three and six months ended June 30, 2020, decreased by $8 million and $9 million, respectively, compared with the same periods in 2019, as lower energy and ancillary services revenues were impacted by lower Alberta pricing, which was partially offset by higher production.
  Energy Marketing: Comparable EBITDA for the three and six months ended June 30, 2020, increased by $15 million and $9 million, respectively, compared to the same periods in 2019. Results were primarily attained from short-term strategies across various geographic regions in both the power and natural gas markets.
  Corporate: Corporate overhead costs for the three months ended June 30, 2020, decreased by $15 million and for the six months ended June 30, 2020, increased by $7 million compared to the same periods in 2019. These changes were primarily due to realized gains and losses from the total return swap. A portion of the settlement cost of our share-based payment plans is fixed by entering into total return swaps, which are cash settled every quarter.

Consolidated Financial Highlights

Net loss attributable to common shareholders for the three months ended June 30, 2020, was $60 million compared to nil in the same period in the prior year. The decrease is largely due to lower revenues, higher depreciation, asset impairment and lower income tax recoveries partially offset by lower OM&A and foreign exchange gains. Net loss attributable to common shareholders for the six months ended June 30, 2020, was $33 million, compared to a loss of $65 million in the same period in 2019, an improvement of $32 million. Stronger earnings from our U.S. Coal and Wind and Solar segments, foreign exchange gains and a reduction in the Centralia mine decommissioning provision due to changes in discount rates resulting in an asset impairment reversal were partially offset by higher depreciation, higher interest expense and lower income tax recoveries.

Total sustaining capital expenditures (2) of $55 million were $31 million lower compared to 2019 primarily due to higher planned major maintenance in our coal segments in 2019.

Second Quarter 2020 Highlights

In $CAD millions, unless otherwise stated	3 Months Ended		6 Months Ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
Adjusted availability (%)(3)	90.7%	83.8%	91.7%	86.7%
Production (GWh)(3)	4,607	5,235	11,093	13,360
Revenues	$437	$497	$1,043	$1,145
Fuel, carbon compliance and purchased power	$151	$177	$389	$543
Operations, maintenance and administration	$112	$130	$240	$234
Net loss attributable to common shareholders	$(60)	$—	$(33)	$(65)
Cash flow from operating activities	$121	$258	$335	$340
Comparable EBITDA(1)	$217	$215	$437	$436
Funds from operations(1)	$159	$155	$331	$324
Free cash flow(1)	$91	$49	$200	$144
Net loss per share attributable to common shareholders, basic and diluted	$(0.22)	$—	$(0.12)	$(0.23)
Funds from operations per share(1)	$0.58	$0.55	$1.20	$1.14
Free cash flow per share(1)	$0.33	$0.17	$0.72	$0.51
Dividends declared per common share	$0.0425	$0.040	$0.0850	$0.040
Dividends declared per preferred share(4)	$0.25	$0.26	$0.51	$0.26

TransAlta is in the process of filing its unaudited interim Consolidated Financial Statements and accompanying notes, as well as the associated Management's Discussion & Analysis ("MD&A"). These documents will be available July 31, 2020, on the Investors section of TransAlta's website at www.transalta.com or through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Notes

(1)	These items are not defined under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods' results. Refer to the Comparable EBITDA, Funds from Operations and Free Cash Flow and Earnings and Discussion of Consolidated Financial Results sections of the Company's MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.
(2)	Excludes payments associated with finance leases.
(3)	Availability and production include all generating assets under generation operations that we operate and finance leases and excludes hydro assets and equity investments. Production includes all generating assets, irrespective of investment vehicle and fuel type.
(4)	Weighted average of the Series A, B, C, E, and G preferred share dividends declared. Dividends declared vary year over year due to timing of dividend declarations.

Conference call
TransAlta will hold a conference call and webcast at 9:00 a.m. MT (11:00 a.m. ET) today, July 31, 2020, to discuss our second quarter 2020 results. The call will begin with a short address by Dawn Farrell, President and CEO, and Todd Stack, Chief Financial Officer, followed by a question and answer period for investment analysts and investors. A question and answer period for the media will immediately follow.

Second Quarter 2020 Conference Call:
Toll-free North American participants call: 1-888-231-8191

Webcast link: https://produceredition.webcasts.com/starthere.jsp?ei=1345059&tp_key=3994b82c94
Related materials will be available on the Investor Centre section of TransAlta's website at http://www.transalta.com/investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-859-2056 (Canada and USA toll free) with TransAlta pass code 3287982 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. TransAlta is proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward Looking Information

This news release contains forward looking statements, including statements regarding the business and anticipated financial performance of the Company that are based on the Company's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains forward-looking statements, pertaining to, without limitation, the following:  the potential impact of COVID-19 on the Company and the actions to be undertaken by the Company in response to the COVID-19 pandemic; the sale of the Pioneer Pipeline, including the terms and timing thereof; the commercial operation date for the WindCharger Battery Project; the potential repowering of Sundance Unit 5 and Keephills Unit 1 into combined cycle units; the conversion of Sundance Unit 6 by the second half of 2020; the conversion of Keephills Unit 2 and Unit 3, and the timing thereof; the closing of the $400 million investment from Brookfield; the asset impairment to be recorded for Sundance Unit 3;  losses relating to the  AESO Line Loss Rule proceeding; and sufficient liquidity to meet the upcoming debt maturity due November 2020 and growth construction requirements. The forward-looking statements contained in this news release are based on many assumptions and are subject to a number of significant risks and uncertainties that could cause actual plans, performance, results or outcomes to differ materially from current expectations. Factors that may adversely impact what is expressed or implied by the forward-looking statements contained in this news release include risks relating to the impact of COVID-19 and the associated general economic downturn, the impact of which will largely depend on the overall severity and duration of COVID-19 and the general economic downturn, which cannot currently be predicted, and which present risks including, but not limited to: more restrictive directives of government and public health authorities; reduced labour availability impacting our ability to continue to staff the Company's operations and facilities; impacts on the Company's ability to realize its growth goals; decreases in short-term and/or long-term electricity demand and lower power pricing; increased costs resulting from the Company's efforts to mitigate the impact of COVID-19; deterioration of worldwide credit and financial markets that could limit the Company's ability to obtain external financing to fund its operations and growth expenditures; a higher rate of losses on accounts receivables due to credit defaults; further disruptions to the Company's supply chain; impairments and/or write-downs of assets; and adverse impacts on the Company's information technology systems and the Company's internal control systems as a result of the need to increase remote work arrangements, including increased cybersecurity threats. Other factors that may adversely impact the Company's forward-looking statements include, but are not limited to, risks relating to:  operational risks involving the Company's facilities, including unplanned outages at such facilities; disruptions in the transmission and distribution of electricity; the effects of weather and other climate-related risks; disruptions in the source of water, wind, solar or gas resources required to operate our facilities; natural disasters; equipment failure and our ability to carry out repairs in a cost-effective or timely manner; and industry risks and competition. The foregoing risk factors, among others, are described in further detail in the Company's Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2019, which are available on SEDAR at www.sedar.com. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company's expectations only as of the date of this news release. The Company disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/July2020/31/c8908.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:20e 31-JUL-20